Exhibit 12.1

News Corporation

Computation of Ratio of Earnings to Fixed Charges

(in Millions, Except Ratio Amounts)

(Unaudited)

	For the six months ended December 31,
	2011	2010
Earnings:
Income before income tax expense	$2,563	$1,884
Add:
Equity earnings from affiliates	(263)	(161)
Dividends received from affiliates	253	161
Fixed charges, excluding capitalized interest	622	571
Amortization of capitalized interest	25	26

Total earnings available for fixed charges	$3,200	$2,481

Fixed charges:
Interest on debt and finance lease charges	$515	$462
Capitalized interest	22	18
Interest element on rental expense	107	109

Total fixed charges	$644	$589

Ratio of earnings to fixed charges	5.0	4.2